Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC orders additional Sikorsky S-92 and AgustaWestland AW139 helicopters, enters into agreements for corresponding MRO capabilities and agrees to additional $225M USD lease finance facility

    VANCOUVER, Nov. 1 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) announced today that its worldwide helicopter support division, Heli-One, has entered into new purchase contracts for delivery of 12
Sikorsky S-92 helicopters with a subsidiary of Sikorsky Aircraft Corporation
("Sikorsky"), and, 13 AgustaWestland AW139 helicopters with Agusta S.p.A
("Agusta"). These purchases support CHC's commitment to acquiring new technology aircraft and are part of CHC's fleet renewal plan to meet the demands of its global customers.
    The first S-92 helicopter from this order is expected to be delivered to
CHC in June 2009 with deliveries continuing through March 2012. The first
AW139 helicopter from this order is expected to be delivered to CHC later this year, with deliveries continuing through late 2011.
    CHC has already acquired 16 S-92 and eight AW139 helicopters under previous orders.
    Including the 12 S-92 helicopters from this order, essentially all of
CHC's heavy helicopter orders to be delivered in fiscal 2008 are committed to customer contracts, with approximately 55% of heavy helicopter orders committed on contract for all years. Including the 13 AW139 helicopters in this new order, approximately 85% of CHC's medium helicopter orders to be delivered in fiscal 2008 are committed to customer contracts, with approximately 45% of medium helicopter orders committed on contract for all years.
    Concurrent with these purchase contracts, Heli-One has entered into:

    <<
    -   an agreement with Sikorsky to complete post-delivery modifications on
        S-76 helicopters owned and/or operated by CHC and third parties;
    -   an agreement with a subsidiary of Sikorsky to provide overhaul and repair services for the main, tail and intermediate rotor
        transmissions of S-92 helicopters owned and/or operated by CHC; and
    -   an agreement with Agusta to complete post-delivery modifications on
        AW139 helicopters owned and/or operated by CHC.

    It is also expected that Heli-One, upon meeting certain terms and conditions, will enter into:

    -   an agreement with Sikorsky to complete post-delivery modifications on
        Sikorsky S-92 helicopters owned and/or operated by CHC and third parties;
    -   an agreement with a subsidiary of Sikorsky to perform repair, overhaul and warranty services on certain S-92 helicopter components for third parties;
    -   an agreement with GE Aviation to perform repair and overhauls of CT7-
        8A engines (fitted on the S-92 helicopter) that are owned and/or operated by CHC;
    -   an agreement with Agusta to overhaul the main and tail rotor transmissions and provide maintenance and parts support services for
        AW139 helicopters owned and/or operated by CHC and third parties; and
    -   an agreement with Pratt & Whitney to perform repair and overhaul on
        PT6C-67C engines (fitted on the AW139 helicopter) that are owned and/or operated by CHC.
    >>

    As a result of these agreements, Heli-One will exit from
power-by-the-hour (PBH) support agreements with these Original Equipment
Manufacturers ("OEMs") on the S-92 and AW139 helicopters owned and/or operated by CHC.
    With the addition of these new maintenance, repair and overhaul ("MRO")
capabilities, Heli-One will have the ability to support all the newly introduced aircraft types, including the Eurocopter EC225 helicopter, the
Sikorsky S-76 and S-92 helicopters and the AgustaWestland AW139 helicopter.
    In addition, independent of the purchase contracts and new MRO capabilities, CHC, the Royal Bank of Scotland ("RBS") and Export Development
Canada ("EDC") have reached commercial agreement and are completing final documentation to expand an existing CHC/RBS lease facility by US$225 million.
This provides CHC with the ability to lease finance a variety of different aircraft types flying in multiple jurisdictions around the world. This lease facility is available for funding until at least April 2009. When this agreement is finalized, the additional US$225 million capacity combined with other existing financing capacity will provide CHC with total credit-approved aircraft-specific financing facilities of approximately US$390 million.

    About CHC

    CHC is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

    Forward-Looking Statements

    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied.
The words "anticipates", "believes,", "budgets, "could", "estimates",
"expects, "forecasts", "intends", "may", might", "plans", "projects",
"schedule", "should", "will", "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this news release include, but are not limited to, statements about Heli-One's ability to conclude certain agreements with Agusta, GE Aviation, Pratt &
Whitney and Sikorsky to enhance its MRO capabilities. With respect to the forward-looking statements contained in this news release, Heli-One has made numerous assumptions, regarding among other things: the ability of Heli-One to meet and continue to meet certain terms and conditions established by Agusta,
GE Aviation, Pratt & Whitney and Sikorsky; the ability of Heli-One to acquire certain inventory and in-house capabilities to support AW139 helicopters, S92 helicopters, CT7-8A engines and PT6C-67C engines that are owned and/or operated by CHC; the ability of Heli-One to comply with the regulations and standards of the applicable aviation and governmental authorities; and the ability of Heli-One to complete its new MRO facility at Boundary Bay (near
Vancouver, B.C.) on schedule. While these projections and other statements represent our best current judgment, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual
Report on Form 20-F and in other filings with the United States SEC and the
Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
    If you wish to be added to CHC's news distribution list, please visit
http://www.chc.ca/investor_materialrequest.php

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice President and Chief
Financial Officer, (604) 279-2471 or (778) 999-0314/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 17:00e 01-NOV-07